Modified

                                FORM U-13-60


                                ANNUAL REPORT

                               For the Period

           Beginning January 1, 2003 and Ending December 31, 2003


                                   To The

                   U.S. Securities and Exchange Commission

                                     of

                        Select Energy Services, Inc.

                        A Subsidiary Service Company

                    Date of Incorporation:  June 19, 1990

                       State under which Incorporated:

                      The Commonwealth of Massachusetts

        Location of Principal Executive Offices of Reporting Company

                              24 Prime Parkway
                              Natick, MA 01760

             Report filed pursuant to Order dated July 27, 1990
                           in file number 70-7698

 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                         Linda A. Jensen, Treasurer
                        Select Energy Services, Inc.
                              24 Prime Parkway
                              Natick, MA 01760

           Name of Principal Holding Company Under Which Reporting
                            Company is Organized:

                             Northeast Utilities






              INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60



     1. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

     2. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     3. Organization Chart - The company shall submit with each annual report a copy of its current organization chart.




                LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS



                                                   Schedule or         Page
Description of Schedules and Accounts              Acct. No.           No.
-------------------------------------              -----------         ----

   Description of system of accounting                                 3

COMPARATIVE BALANCE SHEET                          Schedule I          4-5
-------------------------

   Company property                                Schedule II         6
   Accumulated provision for depreciation and
     amortization of company property              Schedule III        7
   Accounts receivable and accounts
     receivable from associate companies           Schedule V          8
   Miscellaneous deferred debits                   Schedule IX         9
   Proprietary capital                             Schedule XI         10
   Long-term Debt                                  Schedule XII        11
   Current and accrued liabilities                 Schedule XIII       12
   Notes to financial statements                   Schedule XIV        13-15

COMPARATIVE INCOME STATEMENT                       Schedule XV         16
----------------------------

   Analysis of billing - non-associate companies   Account 458         17
   Departmental analysis of salaries               Account 920         18
   Outside services employed                       Account 923         19-20
   Miscellaneous general expenses                  Account 930.2       21
   Rents                                           Account 931         22
   Taxes other than income taxes                   Account 408         23
   Notes to statement of income                    Schedule XVIII      24
     (included above)

ORGANIZATION CHART                                                     25
------------------




Annual Report of:  Select Energy Services, Inc.
for the Twelve Months Ended December 31, 2003


Description of the system of accounting employed by Select Energy Services,
Inc.:

Select Energy Services, Inc. maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants. The chart of accounts is a standard set developed for architectural and engineering firms. SESI's subsidiary, Select Energy Contracting Inc., maintains its records on CF Data System using the standard chart of accounts developed within the general contracting business. Revenues and expenses are recorded on an accrual basis. A more detailed description of SESI's accounting policies can be found in the Notes to the Financial Statements.



                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------
                                                                      2003            2002
                                                                      (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                        $ 32,130         $ 33,301
107    Construction work in progress (Schedule II)                                       5,462
                                                                     --------         --------
           Total Property                                              32,130           38,763
                                                                     --------         --------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)          8,322           11,747
                                                                     --------         --------
           Net Service Company Property                                23,808           27,016
                                                                     --------         --------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)                   -                -
124    Other investments (Schedule IV)                                    -                -
                                                                     --------         --------
           Total Investments                                              -                -
                                                                     --------         --------
       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                             1,522              898
134    Special deposits                                                32,011           28,261
135    Working funds                                                        2              -
136    Temporary cash investments (Schedule IV)                           -                -
141    Notes receivable                                                   -                -
143    Accounts receivable                                             27,391           19,715
144    Accumulated provision of uncollectible accounts                    -                -
146    Accounts receivable from associate companies (Schedule V)          -                -
152    Fuel stock expenses undistributed (Schedule VI)                    -                -
154    Materials and supplies                                             330              331
163    Stores expense undistributed (Schedule VII)                        -                -
165    Financing Fees                                                   1,010              -
165    Prepayments                                                      2,532            1,703
174    Miscellaneous current and accrued assets (Schedule VIII)           -                -
                                                                     --------         --------
           Total Current and Accrued Assets                            64,798           50,908
                                                                     --------         --------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                           485              -
184    Clearing accounts                                                  -                -
186    Miscellaneous deferred debits (Schedule IX)                     94,955           48,212
188    Research, development, or demonstration
       expenditures (Schedule X)                                          -                -
190    Accumulated deferred income taxes                                  822              234
                                                                     --------         --------
           Total Deferred Debits                                       96,262           48,446
                                                                     --------         --------
           TOTAL ASSETS AND OTHER DEBITS                             $184,868         $126,370
                                                                     ========         ========


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

-------------------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------
                                                                      2003            2002
                                                                     (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                            $      0         $      0
211    Miscellaneous paid-in-capital (Schedule XI)                     25,029           25,097
215    Appropriated retained earnings (Schedule XI)                       -                -
216    Unappropriated retained earnings (Schedule XI)                  10,506            5,934
                                                                     --------         --------
           Total Proprietary Capital                                   35,535           31,031
                                                                     --------         --------
       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)                   -                -
224    Other long-term debt (Schedule XII)                            125,051           72,638
225    Unamortized premium on long-term debt                              -                -
226    Unamortized discount on long-term debt-debit                       -                -
                                                                     --------         --------
           Total Long-Term Debt                                       125,051           72,638
                                                                     --------         --------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                      -                -
232    Accounts payable                                                 6,724            5,835
233    Notes payable to associate companies (Schedule XIII)             1,250            6,450
234    Accounts payable to associate companies (Schedule XIII)          2,369              752
236    Taxes accrued                                                      692              513
237    Interest accrued                                                 1,595              719
238    Dividends declared                                                 -                -
241    Tax collections payable                                             85               85
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                      9,985            7,118
                                                                     --------         --------
           Total Current and Accrued Liabilities                       22,700           21,472
                                                                     --------         --------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                             -                -
255    Accumulated deferred investment tax credits                        -                -
                                                                     --------         --------
           Total Deferred Credits                                         -                -
                                                                     --------         --------
283    ACCUMULATED DEFERRED INCOME TAXES                                1,582            1,229
       ---------------------------------                             --------         --------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 $184,868         $126,370
                                                                     ========         ========



                           ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                       For the Year Ended December 31, 2003

                                      SCHEDULE II - SERVICE COMPANY PROPERTY

----------------------------------------------------------------------------------------------------------------
                                         BALANCE AT                      RETIREMENTS                   BALANCE
                                         BEGINNING                           OR            OTHER       AT CLOSE
      DESCRIPTION                        OF YEAR         ADDITIONS          SALES        CHANGES(1)    OF YEAR
----------------------------------------------------------------------------------------------------------------
                                                                         (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION   (1)                  $21,875         $  -             $  -          $  -          $21,875

303   MISCELLANEOUS INTANGIBLE PLANT         -               -                -             -             -

304   LAND AND LAND RIGHTS                   -               -                -             -             -

305   STRUCTURES AND IMPROVEMENTS            -               -                -             -             -

306   LEASEHOLD IMPROVEMENTS                  241            410              -              (50)          601

307   EQUIPMENT (2)                          -               -                -             -             -

308   OFFICE FURNITURE AND EQUIPMENT        5,229            316              -           (1,019)        4,526

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT          2,998            264              -           (1,436)        1,826

310   AIRCRAFT AND AIRPORT EQUIPMENT         -               -                -             -             -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                          2,958          3,302              -           (2,958)        3,302
                                          -------         ------           -------       -------       -------
           SUB-TOTAL                       33,301          4,292              -           (5,463)       32,130
                                          -------         ------           -------       -------       -------

107   CONSTRUCTION WORK IN
      PROGRESS (4)                          5,462            194            (2,354)       (3,302)         -
                                          -------         ------           -------       -------       -------
           TOTAL                          $38,763         $4,486           $(2,354)      $(8,765)      $32,130
                                          =======         ======           =======       =======       =======

--------------------------------------------------------------------------------------------------------------------------

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      Financing fees reclassed to unmamortized debt expense.  Fully amortized Encore Service property written off.

(2)   SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY SHALL PROVIDE A LISTING BY
      SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

(3)   DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company.  SESI, Inc. is paid based on the savings generated by the fixtures over a specified period of time.  The equipment remains the property of SESI, Inc. until the end of the contract and is amortized over the life of the contract.

(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS

      Federal Energy Savings Performance Contracts at Fort Monroe and NAS Sigonella, and installation of energy efficient HVAC equipment at York County Jail.  NAS Sigonella was completed and paid in full during the year under a lease to the county.

      Fort Monroe and York County Jail construction completed in 2003.  Balance moved to other company property.



                                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                                              For the Year Ended December 31, 2003

                                                         SCHEDULE III

                                          ACCUMULATED PROVISION FOR DEPRECIATION AND
                                           AMORTIZATION OF SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------------------
                                                          ADDITIONS                        OTHER
                                        BALANCE AT         CHARGED                         CHANGES        BALANCE
                                        BEGINNING            TO                              ADD/         AT CLOSE
              DESCRIPTION                OF YEAR         ACCT 403/404      SALES         (DEDUCT)(1)      OF YEAR
-----------------------------------------------------------------------------------------------------------------------
                                                                       (Thousands of Dollars)
ACCOUNT
-------
301   ORGANIZATION                       $ 3,523           $  174          $               $              $3,697

303   MISCELLANEOUS INTANGIBLE PLANT        -                                                               -

304   LAND AND LAND RIGHTS                  -                                                               -

305   STRUCTURES AND IMPROVEMENTS           -                                                               -

306   LEASEHOLD IMPROVEMENTS                  70              108                                            178

307   EQUIPMENT                             -                                                               -

308   OFFICE FURNITURE AND FIXTURES        3,406              755                           (1,035)        3,126

309   AUTOMOBILES, OTHER VEHICLES          1,913              481                           (1,405)          989
      AND RELATED GARAGE EQUIPMENT

310   AIRCRAFT AND AIRPORT EQUIPMENT        -                                                               -

311   OTHER SERVICE COMPANY                2,835              332                           (2,835)          332
      PROPERTY
                                         -------           ------          -----           -------        ------
           TOTAL                         $11,747           $1,850          $  -            $(5,275)       $8,322
                                         =======           ======          =====           =======        ======

-----------------------------------------------------------------------------------------------------------------------

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      Financing fees reclassed to unmamortized debt expense.  Fully amortized Encore Service property written off.


(2)   SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY SHALL PROVIDE A LISTING BY
      SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

      Not applicable

(3)   DESCRIBE OTHER COMPANY PROPERTY:

      ENCORE Inservice Property consists of energy efficient fixtures and metering equipment installed in end-user facilities under a program sponsored by a New England utility company.  SESI is paid based on the savings generated by the fixtures over a specified period of time.  The equipment remains the property of SESI until the end of the contract and is amortized over the life of the contract.
      Encore contracts completed in 2003.

(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS

      Federal Energy Savings Performance Contracts at Fort Monroe and NAS Sigonella, and installation of energy efficient HVAC systems at York County Jail.  NAS Sigonella was completed and paid in full during the year under a lease to the county.


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003


                             SCHEDULE V - ACCOUNTS RECEIVABLE AND
                         ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

-------------------------------------------------------------------------------------------------
                                                            BALANCE AT       BALANCE AT
                                                             BEGINNING          CLOSE
              DESCRIPTION                                     OF YEAR          OF YEAR
-------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

ACCOUNT 143 - ACCOUNTS RECEIVABLE FROM CLIENTS                $19,715          $27,391
                                                              -------          -------
                                 TOTAL                        $19,715          $27,391
                                                              =======          =======

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

The Connecticut Light and Power Company                       $  -             $  -
Western Massachusetts Electric Company                           -                -
Select Energy, Inc.                                              -                -
Yankee Gas Services Company                                      -                -
                                                              -------          -------
                                 TOTAL                        $  -             $  -
                                                              =======          =======


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003

                                          SCHEDULE IX

                                  MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------
                                                            BALANCE AT      BALANCE AT
                                                            BEGINNING          CLOSE
                             DESCRIPTION                     OF YEAR          OF YEAR
-------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Accrued Receivable for energy systems & design
contracts, net                                                $48,212        $94,955
                                                              -------        -------
                                TOTAL                         $48,212        $94,955
                                                              =======        =======


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003

                                          SCHEDULE XI

                                       PROPRIETARY CAPITAL

--------------------------------------------------------------------------------------------------------------
                                     NUMBER OF      PAR OR STATED                 OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                SHARES          VALUE                      ----------------------------
NUMBER     CLASS OF STOCK            AUTHORIZED      PER SHARE                    NO. OF SHARES TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED             100            1.00                            100          100.00
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

--------------------------------------------------------------------------------------------------------------
            DESCRIPTION                                                AMOUNT
--------------------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                              $25,029

ACCOUNT 212 - CURRENCY TRANSLATION ADJUSTMENT                               -

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                               None
                                                                        -------
                                                            TOTAL       $25,029
                                                                        =======

--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------------------
                                     BALANCE AT      NET INCOME                                  BALANCE AT
                                     BEGINNING          OR           DIVIDENDS                     CLOSE
            DESCRIPTION               OF YEAR          (LOSS)          PAID        OTHER (1)      OF YEAR
--------------------------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                  $5,934           $4,572         $  -         $   (0)        $10,506
                                      ------           ------         ------       ------         -------
                             TOTAL    $5,934           $4,572         $  -         $   (0)        $10,506
                                      ======           ======         ======       ======         =======




                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003

                                          SCHEDULE XII

                                         LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

---------------------------------------------------------------------------------------------------------------------------------
                      TERMS OF OBLIG.                  DATE                            BALANCE AT                        BALANCE
                      CLASS & SERIES                    OF      INTEREST     AMOUNT    BEGINNING             DEDUCTIONS  AT CLOSE
NAME OF CREDITOR      OF OBLIGATION                   MATURITY    RATE     AUTHORIZED   OF YEAR   ADDITIONS     (1)      OF YEAR
---------------------------------------------------------------------------------------------------------------------------------
                                                                                 (Thousands of Dollars)

ACCOUNT 223 - ADVANCES FROM
              ASSOCIATE
              COMPANIES:                                                                                      NONE
                                                                       ==========================================================

ACCOUNT 224 - OTHER LONG-TERM DEBT

First Union Cap. Mkt  Certificates of Participation  8/15/2022    7.625%     $ 26,477   $24,991    $  -       $(1,042)  $ 23,949
GE Capital            Project Secured Note            5/1/2014    9.240%          987       876       -           (41)       835
ABB Energy Capital    Project Secured Note            1/1/2010    8.230%        8,036     6,752       -        (6,752)      -
BFL Series 2002A      Certificates of Participation  10/1/2021    6.250%       12,631    12,631       -          (434)    12,197
BFL Series 2002B      Certificates of Participation   3/1/2010    5.950%        9,515      -         9,515       (560)     8,955
BFL Series 2003 A     Certificates of Participation   3/1/2018    6.000%       30,411      -        30,411       -        30,411
Hannie May LLC        Purchase Agreement             12/1/2026    7.690%       26,664    24,297      1,867       -        26,164
Hannie May LLC        Purchase Agreement              7/1/2021    7.370%        3,376     3,091        224       -         3,315
Hannie May LLC        Purchase Agreement              7/1/2019    6.230%       10,216      -         9,368       -         9,368
Hannie May LLC        Purchase Agreement              7/1/2019    6.230%        8,794      -         8,064       -         8,064
PFG Energy Capital    Absolute Assignment             4/1/2013    8.930%        1,850      -         1,850        (57)     1,793
                                                                             --------   -------    -------    -------   --------
    TOTAL OTHER LONG-TERM DEBT                                               $138,957   $72,638    $61,299    $(8,886)  $125,051
                                                                             ========   =======    =======    =======   ========

(1) GIVE AN EXPLANATION OF DEDUCTIONS

    Payments made against principal balance.



                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003

                       SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

--------------------------------------------------------------------------------------------------
                                                            BALANCE AT       BALANCE AT
                                                             BEGINNING          CLOSE
                             DESCRIPTION                      OF YEAR          OF YEAR
--------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES            $6,450           $1,250
                                                              ------           ------
                                                              $6,450           $1,250
                                                              ======           ======

--------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities Service Company                           $  482           $  898
Public Service Company of New Hampshire                         -                   1
Northeast Generation Services                                    270            1,470
                                                              ------           ------
                                                              $  752           $2,369
                                                              ======           ======

--------------------------------------------------------------------------------------------------

ACCOUNT 241 - TAX COLLECTIONS PAYABLE                         $   85           $   85
                                                              ------           ------
                                                              $   85           $   85
                                                              ======           ======

--------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

Accrued Audit Fee                                             $  151           $  230
Accrued Legal                                                     16               12
Accrued Incentive Expense                                        706            1,328
Accrued Accounts Payable                                         726            2,230
Accrued Warranty Maintenance                                     481              821
Reserve for energy savings guarantee                             883              300
Deferred Compensation                                            267            2,331
Deferred Revenue:ESPC Projects                                 1,800              362
Notes Payable-Other                                              988             -
Accrued Financing Costs                                          136               41
Vehicle Loans                                                    119              315
Accrued  Interest                                                108              150
Accrued Termination Fees                                         300              563
Accrued Payroll                                                  402            1,272
Miscellaneous (5 Items)                                           35               30
                                                              ------           ------
                                                              $7,118           $9,985
                                                              ======           ======


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.
                               AND SUBSIDIARIES

                For the Twelve Months Ended December 31, 2003

                                 SCHEDULE XIV

                        NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies
    ------------------------------------------

    (a) General
        -------
    Select Energy Services, Inc. (the "Company" or "SESI"), formerly HEC, a wholly-owned subsidiary of NU Enterprises, Inc. ("NUEI"), provides design and energy services for engineering and installation of energy efficient equipment. The consolidated statements of the Company include the accounts of wholly-owned subsidiaries Select Energy Contracting
    Inc., HEC/Tobyhanna Energy Project LLC, HEC/CJTS Energy Center, LLC and Reed's Ferry Supply Co., Inc. Significant intercompany transactions have been eliminated in consolidation.

    (b) Revenue Recognition
        -------------------
    Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings. Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process. Other revenues are recognized as savings are realized by customers. Losses on contracts are fully recognized in the period they become probable and estimable.

    (c) Depreciation
        ------------
    Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2) Short-Term Debt
    ---------------
    The Company is a participant in the Northeast Utilities system Money Pool (Pool). As a limited participant, SESI is limited to borrowing funds provided by NU parent. The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings. Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies. Borrowing based on loans from NU parent bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2003 and 2002, SESI had approximately $1,250,000 and $6,450,000 in borrowings at 1.00 and 1.24 percent respectively, from the Pool.

(3) Long-Term Debt
    --------------
    In connection with several energy savings performance contracts, SESI assigned future payments from the government in return for funds to construct the projects. The debt holders have recourse to the project assets and to the Company if the shortfall in the payments is due to the Company's performance. Northeast Utilities has provided a guarantee of SESI's performance under the BFL Series Certificates and the Hannie Mae Purchase Agreements.

(4) Defined Contribution Plan
    -------------------------
    The Company with the exception of Select Energy Contracting, Inc. (SECI) New Hampshire division employees, participates in NU's 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 25% of their compensation to the plan, and the Company will contribute up to 3% of each employee's compensation. Employees become vested in contributions after six months of employment. Select Energy Contracting, Inc. New Hampshire division participates in its own 401(k) plan which covers substantially all employees. Eligible employees may contribute up to 25% of their compensation to the plan, and SECI contributes up to 4% of each employee's compensation. Employees become vested in contributions by specified percentages over a seven year period.

(5) Leases
    ------
    The Company has certain operating leases for offices and equipment expiring at various dates through 2008. During 2003 and 2002, SESI charged approximately $1,233,309 and $1,214,000 respectively, in operating lease rental payments to operating expense. Future minimum rentals payable for operating leases are as follows:

                    2004           $993,937
                    2005           $647,995
                    2006           $628,327
                    2007           $378,289
                    2008           $369,810



             ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                            FOR THE YEAR ENDED DECEMBER 31, 2003

                                          SCHEDULE XV

                                  COMPARATIVE INCOME STATEMENT

------------------------------------------------------------------------------------------
  ACCOUNT         DESCRIPTION                                   2003           2002
------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
         INCOME
         ------
  457    Services rendered to associate companies            $  5,144       $ 1,849
  458    Services rendered to nonassociate companies          142,088        97,187
  421    Miscellaneous income or loss                           2,985           372
                                                             --------       -------
                                     Total Income            $150,217       $99,408
                                                             ========       =======

         EXPENSE
         -------
  904    Reserve for uncollectible accounts                  $    642       $   354
  920    Salaries and wages                                    28,960        21,590
  921    Office supplies and expenses                          38,324        28,720
  922    Administrative expense transferred-credit               -             -
  923    Outside services employed                             62,069        36,673
  924    Property insurance                                       393           294
  925    Injuries and damages                                     500           331
  926    Employee pensions and benefits                         3,852         2,992
  928    Regulatory commission expense                           -             -
  930.1  General advertising expenses                              80           121
  930.2  Miscellaneous general expenses                           420           514
  931    Rents                                                  1,233         1,213
  935    Maintenance of structures and equipment                  621           492
  403    Depreciation and amortization expense                  3,948         1,437
  404    Amortization - organization costs                         25            26
  408    Taxes other than income taxes                          2,203           795
  409    Income taxes                                           2,954         1,138
  410    Deferred Federal Income Tax                               88          -
  411    Provision for deferred income taxes                      (23)          701
  419.04 Interest income                                       (6,632)       (4,737)
  421.1  Gain on disposition of property                           (2)         -
  421.2  Loss on disposition of property                           49            51
  427    Interest on long-term debt                              -             -
  428    Amortize debt expenses                                  -             -
  430    Interest on debt to associate companies                   17           269
  431    Other interest expense                                 5,924         3,431
                                                             --------       -------
                                     Total Expense            145,645        96,405
                                                             --------       -------
                         Net Income                          $  4,572       $ 3,003
                                                             ========       =======


                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For the Year Ended December 31, 2003

                                      ANALYSIS OF BILLING

                                    NONASSOCIATE COMPANIES
                                          ACCOUNT 458

------------------------------------------------------------------------------------
                                                 EXCESS         TOTAL
                                    TOTAL          OR           AMOUNT
DESCRIPTION                         COST       DEFICIENCY       BILLED
------------------------------------------------------------------------------------
                                        (Thousands of Dollars)

                                                 458-4
                                  ------------------------- ---------------

Energy Management Services        $    -       $    -           $ 64,618
Demand Side Management Services                                      216
Consulting Services                                                6,684
Mechanical Contracting                                            70,570
                                  ---------    ---------        --------
                                  $    -       $    -           $142,088
                                  =========    =========        ========


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

Energy Management Services:
Engineering and installation of energy conservation measures.

Demand Side Management Services:
Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:
Other Engineering and design services.

Mechanical Contracting:
Installation of Plumbing, HVAC equipment, controls and the servicing of HVAC equipment.



       ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                       For the Year Ended December 31, 2003

                        DEPARTMENTAL ANALYSIS OF SALARIES
                        ---------------------------------


NAME OF DEPARTMENT                                            NUMBER OF
OR SERVICE FUNCTION                SALARY EXPENSE             PERSONNEL
------------------------------------------------------------------------
                               (Thousands of Dollars)

ADMINISTRATION                      $ 5,543                      62

ENGINEERING                           4,845                      69

FIELD                                15,234                     373

MARKETING                             3,338                      38
                                    -------                     ---
TOTAL                               $28,960                     542
                                    =======                     ===



                 ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                             For Twelve Months Ended December 31, 2003

                                      OUTSIDE SERVICES EMPLOYED
                                             ACCOUNT 923

       FROM WHO           "A"-ASSOCIATE                             DESCRIPTION
       PURCHASED         "NA"-NONASSOCIATE       AMOUNT             OF SERVICES
-----------------------------------------------------------------------------------------
                                      (Thousands of Dollars)
SUBCONTRACTOR SERVICES
----------------------
Able Company                       NA             $    248      Mechanical Contractor
Abington Group                     NA                6,838      Mechanical Contractor
All State Boiler                   NA                  525      Mechanical Contractor
Applied Energy Management          NA                2,065      Mechanical Contractor
Arric Corporation                  NA                  416      Mechanical Contractor
Banner Electric                    NA                  710      Electrical Contractor
Control Technology                 NA                  291      Mechanical Contractor
Control Systems                    NA                  280      Mechanical Contractor
CIR Electrical Construction        NA                  365      Electrical Contractor
Davis-Ulmer Sprinkler Corp.        NA                  280      Mechanical Contractor
DV Brown & Associates              NA                2,936      Mechanical Contractor
Floyd Industrial                   NA                4,392      Mechanical Contractor
Gemmo Impianti Spa                 NA                  403      Mechanical Contractor
Gemma Power Supply                 NA                  445      Mechanical Contractor
I & C Engineering                  NA                  229      Mechanical Contractor
Johnson Controls                   NA                1,681      Mechanical Contractor
NK Engineering                     NA                  461      Mechanical Contractor
Northeast Generation Services      A                 4,319      Mechanical Contractor
Philip's Way                       NA                4,108      Mechanical Contractor
Robertson Air Tech International   NA                3,816      Mechanical Contractor
RTH Mechanical                     NA                1,813      Mechanical Contractor
Siemens Building Tech              NA                  405      Mechanical Contractor
Water Management Inc.              NA                  446      Mechanical Contractor
The Wheatstone Energy Group        NA                  325      Mechanical Contractor
147 Vendors                        NA                5,898
                                                   -------
SUBTOTAL SUBCONTRACTORS                            $43,695
                                                   -------

SUBCONTRACTOR SUPPLIERS
-----------------------
Andover Controls                   NA              $   853      HVAC Supplier
Carrier Corp                       NA                  441      HVAC Supplier
Control Technologies               NA                  542      Plumbing Supplier
Cunningham Supply                  NA                  422      HVAC Supplier
Ferguson Enterprises               NA                1,060      Plumbing Supplier
FW Webb                            NA                1,169      Plumbing Supplier
Haley's Metal Shop                 NA                  781      Plumbing Supplier
Hamilton Sheet Metal               NA                  744      Plumbing Supplier
Independent Pipe & Supply          NA                  372      Plumbing Supplier
Kele Associates                    NA                  275      HVAC Supplier
New Haven Windustrial              NA                  622      HVAC Supplier
Thompson-Durkee Co.                NA                  703      Plumbing Supplier
Trane Co                           NA                1,475      HVAC Supplier
York International                 NA                1,191      HVAC Supplier
29 Vendors                                           7,087
                                                   -------
SUBTOTAL SUBCONTRACTOR SUPPLIERS                   $17,737
                                                   -------


         ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                     For Twelve Months Ended December 31, 2003

                              OUTSIDE SERVICES EMPLOYED
                                    ACCOUNT 923

       FROM WHO                "A"-ASSOCIATE                    DESCRIPTION
       PURCHASED              "NA"-NONASSOCIATE    AMOUNT       OF SERVICES
-------------------------------------------------------------------------------
                                            (Thousands of Dollars)

CONSULTING SERVICES
-------------------
Three Vendors                       NA            $    237
                                                   -------
SUBTOTAL CONSULTING SERVICES                           237
                                                   -------

LEGAL SERVICES
--------------
Three Vendors                       NA                  30
SUBTOTAL LEGAL SERVICES                            -------
                                                        30
                                                   -------

AUDITING SERVICES
-----------------
Deloitte & Touche                   NA                  81
                                                   -------

OTHER PROFESSIONAL SERVICES
---------------------------
Four Vendors                        NA                 289
                                                   -------
TOTAL OUTSIDE SERVICES EMPLOYED                    $62,069
                                                   =======



         ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                      For the Year Ended December 31, 2003

                          MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act,
               as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.
-------------------------------------------------------------------------------
DESCRIPTION                                                     AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Utilities                                                        $  96
Miscellaneous                                                      236
Recruiting                                                          88
                                                                  ----
                             TOTAL                                $420
                                                                  ====




         ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2003

                                        RENTS
                                      ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
              TYPE OF PROPERTY                                   AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

Office space                                                     $1,149
Equipment rental                                                     84
                                                                 ------
                                             TOTAL               $1,233
                                                                 ======





         ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

                         For the Year Ended December 31, 2003

                             TAXES OTHER THAN INCOME TAXES
                                      ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes."  Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                   KIND OF TAX                                   AMOUNT
-------------------------------------------------------------------------------
                                                         (Thousands of Dollars)
(1) Other Than U.S. Government Taxes:

    City & County Taxes                                         $    10
    State Franchise Taxes                                             1
    State Unemployment Taxes                                        140
                                                                -------
               Sub-Total                                        $   151
                                                                -------

(2) U.S. Government Taxes:

    Employer's FICA Taxes                                        $2,018
    Federal Unemployment Taxes                                       34
                                                                 ------
               Sub-Total                                          2,052
                                                                 ------
                                                 TOTAL           $2,203
                                                                 ======




                ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.

                For the Twelve Months Ended December 31, 2003

                               SCHEDULE  XVIII

                        NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 13 through 15.



SELECT ENERGY SERVICES, INC.

James Redden, PE
President

- Al Barone
  Vice President:  SECI - CT

- Joseph Bellefeuille
  Vice President:  SECI - NH

- Linda Jensen
  Vice President, Finance

- Michael Cassella
  Director

- Anthony Colonnese, EIT
  Director of Engineering Services

- Britta MacIntosh, PE
  Director of Business Development

- Steve Persutti
  Director of Business Development

- Alan Giantomaso, PE
  Director of Operations




              ANNUAL REPORT OF:  SELECT ENERGY SERVICES,  INC.

                              SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                           Select Energy Services,
                            Inc. and Subsidiaries
                         ---------------------------
                         (Name of Reporting Company)






                By:  /s/ Linda A. Jensen
                     ------------------------------
                     (Signature of Signing Officer)



                      Linda A. Jensen, Vice President -
                      Finance, Treasurer and Clerk
                  ------------------------------------------
                 (Printed Name and Title of Signing Officer)




Date:  04/26/04